KRAMER LEVIN NAFTALIS & FRANKEL LLP

S. Elliott Cohan
Phone  212-715-9512
Fax  212-715-8116
ECohan@KRAMERLEVIN.com

March 7, 2011

VIA EDGAR

Attention: Houghton R. Hallock, Jr.
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:           The Victory Portfolios (the “Registrant”)
Post-Effective Amendment No. 94
filed under the Securities Act of 1933
(File Nos. 33-8982, 811-4852)

Dear Mr. Hallock:

On behalf of the Registrant, we hereby provide you with our responses to the staff’s oral comments provided by telephone on February 22, 2011 in connection with the above referenced Post-Effective Amendment.

Prospectuses

1.           Comment:                      On page 1 of the Fixed Income Prospectus, remove the words “as allowed by law” from footnote 2.  This comment applies to all expense table footnotes relating to fee waivers and expense reimbursements.

Response:                    The referenced language has been removed.

2.           Comment:                      Disclose the average maturity and credit quality of the Barclays Capital US Aggregate Bond Index (the “Index”).

Response:                    Registrant believes that the credit quality of the Index is already disclosed on page 13 of the Fixed Income Prospectus under Additional Fund Information.  The disclosure states that the Index includes investment-grade securities and that investment grade securities are those noted in the four highest rating categories (AAA to BBB-).

Registrant has elected to not comply with the request to disclose the average maturity of the Index for a number of reasons.  First, there is no requirement in Form N-1A or elsewhere that the average maturity of an index be disclosed when a portfolio is being managed in a way that attempts to replicate, as closely as possible, that index.  Second, disclosing the average maturity of the Index as of a date relatively close to the date of the prospectus would be of little value to an investor and may even be misleading without substantial superfluous additional disclosure.  The average maturity of the Index today will not, in all likelihood, be the average maturity of the Index tomorrow, or in a month, or in eleven months.  Disclosing the average maturity would not provide a potential investor with any information that would be helpful after today.

3.           Comment:                      You questioned whether the possibility of a default or downgrade of the securities in which the Fund will invest is a principal risk as disclosed on page 8 and again on page 18 of the Fixed Income Prospectus.

Response:                    Registrant believes that it is appropriate to disclose as a principal risk that some of the securities in the portfolio could default or be downgraded.  Even though the securities will be investment grade when acquired, they could default or be downgraded while in the portfolio.

4.           Comment:                      You raised the question whether a commitment to invest at least 80% of the Stock Index Fund’s net assets in securities that make up the S&P 500 Index was sufficient in light of the Fund’s strategy of investing to track the index.

Response:                     Registrant believes that no change to its investment strategy or the commitment to invest at least 80% of its net assets in securities that comprise the S&P 500 Index is necessary. The Fund’s principal investment strategy is to invest its assets primarily in the securities that comprise the index.  This is clearly an index fund and, while the best way to track the index is to investment in all the securities in the index, it is well recognized and fully disclosed that this is not always possible for a number of reasons.  To carry out its strategy of attempting to duplicate the index, the Fund is committed to primarily investing in securities that are in the index.

Registrant adopted the policy that it would invest at least 80% of its net assets in securities, or equivalents, that are included in the index in order to remain consistent and in compliance with Section 35(d) of the Investment Company Act of 1940, as amended (the “Act”).  While the Securities and Exchange Commission specifically stated in its release adopting Rule 35d-1 that the Rule was not codifying positions of the Division of Investment Management with respect to names that include the word “index,” Registrant believed that adopting the 80% requirement would be within the spirit of both the Act and the Rule.

5.           Comment:                      You asked the meaning of the word “Established” in the Established Value Fund.

Response:                    As we discussed, there are distinct differences between the various equity funds that have value in their names.  As disclosed on page 38 of the Equity Funds Prospectus under the heading Additional Fund Information, when selecting investments for the Established Value Fund the Adviser looks for, among other things, consistent earnings growth, stable earnings growth combined with dividend yield and rising earnings prospects.  These are all characteristics of established companies making the name of the Fund consistent with the stock selection process.

6.           Comment:                      You questioned whether investments in foreign securities by the Large Cap Growth Fund constituted a principal risk, as disclosed on pages 42 and 43 of the Equity Funds Prospectus.

Response:                    As disclosed in the summary for the Large Cap Growth Fund on page 33 of the Equity Funds Prospectus, the Fund, as a principal strategy, may invest in equity securities traded on foreign exchanges.  Registrant believes that foreign securities will more than likely make up a portion of the Fund’s portfolio and, therefore, believes that appropriate principal risk disclosure is warranted.

7.           Comment:                      You requested that all bar charts be brought into compliance with Item 4(b)(2)(i) of Form N-1A by providing an explanation of how the information illustrates the variability of the Fund’s return.  You noted that the disclosure provided with the bar chart is not totally consistent with the example provided in the Form.

Response:                     Registrant has complied with the Form requirement stating, in all cases, that the bar chart and performance table indicate the risks of investing in the Fund.  While this disclosure does not parrot the example in the Form, Registrant believes it clearly states that the information illustrates variability by showing the risk of investing.  The language in the Form is only a suggestion, not required language per se.  We are confident that the prospectus disclosure conveys the substance of the suggested language.

Statement of Additional Information

1.           Comment:                      You requested that the table required by Item 17(a)(1) disclose “Other Directorships Held by Directors During the past 5 Years.”

Response:                    Registrant has complied with the comment.

2.           Comment:                      You noted that registrant did not comply with Item 17(b)(1) of Form N-1A, Leadership Structure and Board of Directors.

Response:                    Registrant had added the required disclosure.

If you have any questions regarding these responses or wish to discuss this letter further, please call me at 212-715-9512.

*           *           *           *

In connection with the filing of the Post-Effective Amendment, Registrant confirms that the adequacy and accuracy of the disclosure in Post-Effective Amendments is Registrant’s responsibility.  Registrant acknowledges that staff comments or changes in the disclosure in the Post-Effective Amendments in response to staff comments do not foreclose the Commission from taking any action with respect to the Post-Effective Amendments.

Registrant also represents that a staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ S. Elliott Cohan
S. Elliott Cohan

cc:	Michael D. Policarpo, President, The Victory Portfolios
Christopher K. Dyer, Secretary, The Victory Portfolios

1177 AVENUE OF THE AMERICAS    NEW YORK NY 10036-2714    PHONE 212.715.9100    FAX 212.715.8000    WWW.KRAMERLEVIN.COM

ALSO AT 47AVENUE HOCHE    75008 PARIS FRANCE